Exhibit 99.1

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

For more information,
please see Kinross’ third quarter
2010 Financial Statements and MD&A
at www.kinross.com

NEWS RELEASE
Kinross reports 2010 third quarter results
Significant year-over-year increase in earnings and cash flow
Tasiast development plan accelerates and resources continue to grow

Toronto, Ontario – November 3, 2010 – Kinross Gold Corporation (TSX: K, NYSE: KGC) today announced its results for the third quarter ended September 30, 2010. Results for the former Red Back Mining Inc. assets are consolidated into Kinross for the period from September 17 to September 30, 2010.

(This news release contains forward-looking information that is subject to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on page 10 of this news release. All dollar amounts in this news release are expressed in U.S. dollars, unless otherwise noted.)

Highlights

●
        Production1 in the third quarter 2010 was 575,065 gold equivalent ounces, a 7% increase over the same period last year. Third quarter production included 20,238 ounces from the former Red Back Mining assets in West Africa.

●
        Revenue for the quarter was a record $735.5 million, compared with $582.3 million in the third quarter of 2009, an increase of 26%. Approximately 11,000 ounces sold were from Red Back assets. The average realized gold price for the quarter was $1,190 per ounce sold, compared with $956 per ounce sold in Q3 2009, an increase of 24%.

●
        Cost of sales per gold equivalent ounce2 for Kinross operations excluding the impact of the Red Back acquisition was $508, an increase of 9% compared with Q3 2009. Cost of sales including the impact of the Red Back acquisition was $517 per gold equivalent ounce. Cost of sales per gold ounce on a by-product basis including West Africa was $477.

●	Kinross’ attributable margin per ounce sold3 was a record $673 in Q3, a year-over-year increase of 37%.

●
        Adjusted operating cash flow4 for Kinross operations excluding the impact of the Red Back acquisition was $258.7 million, or $0.37 per share, compared with $203.0 million, or $0.29 per share, in Q3 2009, an increase of 27% in adjusted operating cash flow. Adjusted operating cash flow including the impact of the Red Back acquisition was $260.8 million, or $0.34 per share. Cash, cash equivalents and short-term investments were $1,380.8 million at September 30, 2010.

●
        Adjusted net earnings4 for Kinross operations excluding the impact of the Red Back acquisition were $121.6 million, or $0.17 per share, a substantial increase compared with $1.7 million, or $0.0 per share, in Q3 2009. Adjusted net earnings for Kinross operations including the impact of the Red Back acquisition were $123.6 million, or $0.16 per share. Reported net earnings were $346.9 million, or $0.45 per share, compared with a loss of $21.5 million, or $0.03 per share, in Q3 2009.

●
        On September 15, 2010, Kinross shareholders approved the acquisition of Red Back Mining Inc. and on September 17, 2010, the transaction was completed. Integration efforts are progressing as planned and Kinross has commenced an aggressive development and exploration program at Tasiast, with 23 drilling rigs expected to be active shortly.

●
        The Tasiast geological resource model has been updated, with inferred mineral resources now estimated to be 105.6 million tonnes at 1.5 g/t Au, containing an estimated 5.1 million gold ounces, representing an increase of 3.2 million ounces over the September 7, 2010 estimate reported by Red Back Mining.5

●
        On August 27, 2010, Kinross completed the acquisition of the high-grade Dvoinoye property in the Russian Far East, following receipt of approval from the Russian government to acquire 100% ownership of Dvoinoye, classified as a strategic deposit.

●
        Kinross has appointed Brant Hinze as Executive Vice-President and Chief Operating Officer, effective October 1, 2010. Mr. Hinze succeeds Tim Baker, whose retirement as COO was announced earlier this year.

1 Unless otherwise stated, production figures in this release are based on Kinross’ 75% share of Kupol production and 90% of Chirano production.
2 Cost of sales per ounce is a non-GAAP measure and is defined as cost of sales as per the financial statements divided by the number of gold equivalent ounces sold, both reduced for Kupol sales attributable to a third-party 25% shareholder and Chirano sales to a 10% minority interest holder.
3 Attributable margin per ounce sold is a non-GAAP measure and is defined as average realized gold price per ounce less attributable cost of sales per gold equivalent sold.
4 Reconciliation of non-GAAP measures is located on page 13 of this news release.
5 Refer to page 12 of this news release.

www.kinross.com

Kinross Gold Corporation

25 York Street 17th Floor
Toronto, ON, Canada M5J 2V5

CEO Commentary
Tye Burt, President and CEO, made the following comments in relation to third quarter 2010 results:

“Kinross recorded another quarter of strong financial results, with significant year-over-year increases in operating cash flow, margins, and adjusted net earnings4. We completed our transformational combination with Red Back, expanding our global portfolio and giving Kinross the best growth profile among senior producers. Exploration activity at Tasiast is accelerating, with 16 drill rigs now operational and with more to follow, even as we advance engineering and design work. We have recently updated the Tasiast mineral resource model, and added to Red Back’s previous mineral resource estimate. Our work continues to confirm Kinross’ view of Tasiast’s tremendous potential.

“We are making significant progress advancing the other projects in our growth portfolio. We received approval from the Russian government for our Dvoinoye acquisition, becoming the first foreign-owned mining company to receive approval for 100% ownership of a mineral deposit classified as strategic. At Fruta del Norte, Lobo-Marte, and Cerro Casale, permitting and development work continue to advance on schedule.”

Financial results

Summary of financial and operating results

p. 2 Kinross reports 2010 third quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street 17th Floor
Toronto, ON, Canada M5J 2V5

		Three months ended		Nine months ended
		September 30,		September 30,
	(dollars in millions, except per share and per ounce amounts)	2010	2009	2010	2009
	Total(a) gold equivalent ounces(b) - produced	616,178	591,067	1,793,569	1,801,281
	Total gold equivalent ounces(b) - sold	618,698	608,574	1,840,820	1,850,475
	Attributable(c) gold equivalent ounces(b) - produced	575,065	537,440	1,657,469	1,624,807
	Attributable(c) gold equivalent ounces(b) - sold	576,955	554,232	1,696,011	1,664,647
	Metal sales	$735.5	$582.3	$2,089.7	$1,713.1
	Cost of sales (excludes accretion and reclamation expense, depreciation,
	depletion and amortization)	$313.8	$271.6	$881.1	$776.1
	Accretion and reclamation expense	$5.2	$4.7	$15.6	$13.9
	Depreciation, depletion and amortization	$116.8	$109.7	$358.3	$337.9
	Operating earnings	$213.1	$124.6	$627.0	$419.7
	Net earnings	$346.9	$(21.5)	$561.3	$74.3
	Basic earnings per share	$0.45	$(0.03)	$0.78	$0.11
	Diluted earnings per share	$0.44	$(0.03)	$0.76	$0.11
	Adjusted net earnings (d)	$123.6	$1.7	$334.1	$156.3
	Adjusted net earnings per share (d)	$0.16	0.0	$0.46	$0.23
	Cash flow provided from operating activities	$271.7	$141.9	$700.1	$479.1
	Adjusted operating cash flow (d)	$260.8	$203.0	$758.5	$645.0
	Adjusted operating cash flow per share (d)	$0.34	$0.29	$1.05	$0.93
	Average realized gold price per ounce	$1,190	$956	$1,138	$926
	Consolidated cost of sales per equivalent ounce sold (e)	$507	$446	$479	$419
	Attributable(c) cost of sales per equivalent ounce sold (e)	$517	$464	$490	$439
	Attributable(c) cost of sales per ounce sold on a by-product basis (f)	$477	$421	$451	$391

(a)	“ Total” includes 100% of Kupol and Chirano production.

(b)
“ Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratio for the third quarter of 2010 was 64.84:1, compared with 65.35:1 for the third quarter of 2009 and for the first nine months of 2010 was 65.26:1, compared with 67.96:1 for the first nine months of 2009.

(c)	“ Attributable” includes Kinross’ share of Kupol (75%), and Chirano (90%) production only.

(d)	“ Adjusted net earnings” , “ Adjusted net earnings per share” , “ Adjusted operating cash flow” and “ Adjusted operating cash flow per share” are non-GAAP measures. The reconciliation of these non-GAAP financial measures is located in this news release.

(e)	“ Consolidated cost of sales per ounce” is a non-GAAP measure and is defined as cost of sales as per the consolidated financial statements divided by the total number of gold equivalent ounces sold.

(f )
“ Attributable cost of sales per ounce on a by-product basis” is a non-GAAP measure and is defined as cost of sales as per the consolidated financial statements less attributable(c) silver revenue divided by the total number of attributable(c) gold ounces sold. The reconciliation of this non-GAAP measure is located in this news release.

Kinross produced 575,065 attributable gold equivalent ounces in the third quarter of 2010, a 7% increase over the third quarter of 2009, mainly due to improved performance at the Paracatu expansion plant, and the addition of new production from the heap leach at Fort Knox.

Cost of sales per gold equivalent ounce for Kinross operations excluding the impact of the Red Back acquisition was $508, compared with $464 for the third quarter of 2009, an increase of 9%. Consolidated cost of sales per gold equivalent ounce including the impact of the Red Back acquisition was $517. Cost of sales for the former Red Back West African assets includes a $4.3 million fair value purchase accounting adjustment; without this adjustment, consolidated cost of sales per gold equivalent ounce would have been $510. Cost of sales per gold ounce on a by-product basis including West Africa was $477, based on attributable gold sales of 543,022 ounces.

Revenue from metal sales was $735.5 million in the third quarter of 2010, versus $582.3 million during the same period in 2009, an increase of 26%. Approximately 11,000 ounces sold were from Red Back assets. The average realized gold price was $1,190 per ounce, compared with $956 per ounce for the third quarter of 2009, an increase of 24%.

Kinross’ margin per gold equivalent ounce sold was a record $673 for the quarter, an increase of 37% compared with the third quarter of 2009.

Adjusted operating cash flow4 for Kinross operations excluding the impact of the Red Back acquisition was $258.7 million, or $0.37 per share, compared with $203.0 million, or $0.29 per share, in Q3 2009, an increase of 27% in adjusted operating cash flow. Adjusted operating cash flow including the impact of the Red Back acquisition was $260.8 million, or $0.34 per share. Cash, cash equivalents and short-term investments were $1,380.8 million at September 30, 2010 compared with $632.4 million at December 31, 2009.

p. 3 Kinross reports 2010 third quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street 17th Floor
Toronto, ON, Canada M5J 2V5

Adjusted net earnings4 for Kinross operations excluding the impact of the Red Back acquisition were $121.6 million, or $0.17 per share, a substantial increase compared with $1.7 million, or $0.0 per share, in Q3 2009. Adjusted net earnings for Kinross operations including the impact of the Red Back acquisition were $123.6 million, or $0.16 per share. Reported net earnings were $346.9 million, or $0.45 per share, for the third quarter of 2010 compared with reported net loss of $21.5 million, or $0.03 per share, for the third quarter of 2009.

Capital expenditures were $135.3 million for the third quarter of 2010, compared with $140.5 million for the same period last year. Exploration expenses for the third quarter of 2010 were $31.1 million, with capitalized exploration expenses totalling $2.6 million for the quarter.

Operating results

Mine-by-mine summaries of third quarter 2010 operating results may be found on pages 18 and 22 of this news release. Highlights include the following:

●
The steady improvement in expansion plant performance at Paracatu during the first half of 2010 continued in the third quarter. As a result, Paracatu recorded its highest quarterly production and lowest costs for the year, with production of over 129,000 gold equivalent ounces at a cost of sales per ounce of $505. This represents a year-over-year production increase of 51%, and a per ounce cost of sales reduction of 34%, compared to the third quarter of 2009.

●
At Kupol, measures implemented to improve ground control management in the underground mine during the summer months proved to be effective in the third quarter of 2010, and production was ahead of forecast. Third quarter production was lower on a year-over-year basis compared to 2009 due to lower grades.

●
Third quarter production at Kinross’ Chile operations was negatively impacted by unusually severe winter weather, and by operational issues at each site which are also expected to impact production and costs in the fourth quarter. As a result, the Company is revising its full-year cost of sales forecast for Chile as outlined in the Outlook section of this release.

La Coipa was shut down for three days and had four days of partial production due to weather. An overhaul of the filter plant and enhancements to operational controls advanced according to schedule. Production and costs at Maricunga were negatively impacted by severe weather, which reduced equipment availability, and by lower than expected heap leach performance. Testing is currently underway to better understand performance issues at the heap leach, which are expected to impact fourth quarter results. Meanwhile, mine performance improved during the quarter, and tonnes delivered to the leach pad increased, with the transition to mining in the Pancho pit.

●
Production and costs at Fort Knox improved significantly in the third quarter, with a 26% increase in gold equivalent production and a 22% reduction in per ounce cost of sales compared to the second quarter of 2010. The improvements were largely the result of increased mill throughout, higher grades, and lower reagent costs. On a year-over-year basis, new production from the heap leach contributed to a 79% increase in production compared to the third quarter of 2009 and a reduction in cost of sales per gold equivalent ounce of 15%.

●
Production at Tasiast from closing of the Red Back transaction through the end of September was 8,853 gold equivalent ounces at a cost of sales of $1,098 per ounce. Production was below Red Back’s previous forecast due largely to leaks in one of the two water supply lines, which limited dump leach operations during the quarter. The Company has completed engineering for an Adsorption, Desorption and Refinery (ADR) plant for the dump leach facilities. Pumps and piping to the dump leach facilities are also being upgraded. Construction has commenced and the plant is expected to be operational in the third quarter of 2011.

p. 4 Kinross reports 2010 third quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street 17th Floor
Toronto, ON, Canada M5J 2V5

●	Production at Chirano on an attributable basis from the closing of the Red Back transaction through the end of September was 11,385 gold equivalent ounces at a cost of sales of $970 per ounce.

Project update and new developments

The forward-looking information contained in this section of the release is subject to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on page 10 of this news release.

In light of the Red Back acquisition and the expected capital and resource demands of the Tasiast expansion, Kinross has conducted a review of project sequencing and capital planning, and has re-evaluated its project development priorities. In Chile, given the proximity of the two operating mines and the Lobo-Marte project, the Company is also undertaking a thorough review of opportunities to consolidate and centralize shared operational and business services in order to realize capital and operating cost synergies.

Growth projects at sites

Tasiast expansion project

Development and exploration activities at Tasiast have accelerated following the closing of the Red Back acquisition. A scoping study of the expansion project is targeted for completion in December. Kinross is in the process of selecting an engineering firm to undertake a feasibility study which is expected to be complete by mid-2011. The Tasiast development plan currently envisions construction of a new mill with increased capacity from the current level of 10,000 tonnes per day to approximately 60,000 tonnes per day, and purchase of a new, larger mining fleet, tailored to the scale of the expanded operation. Kinross has completed a comprehensive review of permitting requirements for the expansion project and has commenced the process of obtaining the necessary permits to support the project.

Kinross assumed management of the Tasiast exploration program on September 17, 2010 subsequent to the close of the Red Back acquisition. Since then, the Company has added two core drills and completed 11,452 metres of drilling. There are currently 16 drills onsite and a total of 64,682 metres were drilled during the third quarter, bringing year-to-date drilling at Tasiast to 156,784 metres.

Kinross expects to add seven core drills to the current 16 onsite, with all rigs scheduled to be operational by mid to late November. The Company expects to complete 50,000 metres of drilling in the Greenschist zone for the rest of the year, testing the full extent of mineralization to a depth of approximately 700 metres below surface. In a parallel exploration program, the Company plans to drill a further 20,000 metres along the Tasiast trend beyond the eight-kilometre mine corridor, and to test surface geochemical targets in the district. Fourth quarter exploration expenditures are expected to be $20.6 million.

The Tasiast geological resource model has been updated to include recent drill hole assay data and reclassified to appropriately represent the significant continuity within the Greenschist mineralisation. As a result, inferred mineral resources have been increased and are now estimated to be 105.6 million tonnes at 1.5 g/t Au, containing approximately 5.1 million gold ounces. This represents an increase of 3.2 million ounces over the prior September 7, 2010 estimate reported by Red Back. The updated Tasiast mineral resource estimate is summarized in the table included on page 12 of this news release.

Dvoinoye development

At Dvoinoye, Kinross continues to advance development and exploration work, which had commenced before the transaction closed in August. As previously disclosed, the five-year exploration plan for Dvoinoye, including an exploration decline, has been approved by government authorities. Exploration has progressed ahead of plan, with over 10,000 linear metres of drilling now completed. Exploration will continue for the remainder of the year and will include further confirmation, geotechnical and condemnation drilling. Project commissioning is targeted to commence in 2013. The road connection between Dvoinoye and the northern paved highway to Pevek has been completed. Work on the all-weather road between Dvoinoye and Kupol is finished for the season, and will re-commence in the summer of 2011.

p. 5 Kinross reports 2010 third quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street 17th Floor
Toronto, ON, Canada M5J 2V5

Paracatu third ball mill

The third ball mill at the Paracatu expansion plant remains on budget and on schedule for commissioning in the first half of 2011. Procurement commitments are at approximately 90%, total project completion is at approximately 60%, and physical construction is approximately 40% complete. The mill concrete foundation was completed in September and the ball mill is now in the process of being set on the foundation. Structural steel and electrical installation has also commenced.

Paracatu fourth ball mill

A feasibility study has been completed for a further expansion at Paracatu. The Board has approved a fourth ball mill at a cost of approximately $120 million, and an additional electric shovel and mine truck at a cost of approximately $25 million. The fourth ball mill is expected to give the expansion plant the additional grinding capacity to allow ore processing throughput of 41 million tonnes per annum as the ore work index increases in future years. The mill is expected to be operational in the first half of 2012.

Maricunga projects

The upgrade to the Adsorption, Desorption, and Refining (ADR) plant at Maricunga remains on schedule for completion at year-end. Work is progressing well on the Maricunga SART (Sulphidization, Acidification, Recycling and Thickening) plant, which remains on schedule to be operational in late 2011.

As a result of its review of capital planning and project priorities, Kinross has postponed development work on the Maricunga optimization project. The Company plans to re-assess the project as part of its comprehensive review of Chile operations. Equipment previously ordered for the project has been re-deployed to Tasiast and Fort Knox.

New developments

Lobo-Marte

Development work on the Lobo-Marte project remains on schedule. Geotechnical drilling is complete, with condemnation, hydrogeological and infill drilling associated with the existing permit expected to be completed by year-end. Agency review of a permit application for an additional 20,000 metres of drilling continues, with approval expected during the first quarter of 2011. The Company expects to complete its updated pre-feasibility study in the fourth quarter, followed by a feasibility study in the first half of 2011, and remains on schedule to submit the Environmental Impact Assessment (EIA) in mid-2011. The project is targeted to commence commissioning in 2014.

Fruta del Norte

At the Fruta del Norte (FDN) project in Ecuador, geotechnical and hydrogeological drilling continued during the quarter. The terms of reference for an EIA for the proposed exploration decline at La Zarza (the location of the FDN orebody) were approved and the EIA was submitted to the regulatory agencies, while the associated public consultation process was completed in October. Agency review of the EIA will continue in Q4 with approval expected in the first half of 2011. In the third quarter the Company submitted the terms of reference for exploration and condemnation drilling on the Colibri concession (the proposed site for the processing plant and tailings facility) and expects to submit an EIA in the fourth quarter. The project pre-feasibility study remains on schedule to be completed by year-end. A feasibility study is expected to be completed in the first half of 2011.

Kinross continues to consult with the Ecuadorian government regarding the form and content of a model exploitation contract for the mining industry, which the government has indicated it intends to publish in the near future. Following enactment of the Organic Code for Production, Commerce and Investment, which includes the government’s proposed legislation regarding investment protection, Kinross would expect to begin negotiations with the government regarding both an investment protection agreement and an exploitation agreement for FDN.

p. 6 Kinross reports 2010 third quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street 17th Floor
Toronto, ON, Canada M5J 2V5

Cerro Casale

At the Cerro Casale project in Chile, the review of any additional permitting requirements before considering a construction decision is progressing, alongside discussions with the government and meetings with local communities and indigenous groups. Detailed engineering has commenced and is approximately 20% complete.

White Gold

Kinross completed its 2010 exploration program at the White Gold and J.P. Ross projects on schedule and under budget, drilling a total of 30,505 metres for the year, with 16,652 metres drilled in the third quarter. The temporary camp has been demobilized for the season after airborne geophysical surveys were flown over the entire property and property-wide mapping was completed.

Recent transactions

Completion of business combination with Red Back Mining

On September 17, 2010, Kinross completed its plan of arrangement with Red Back Mining Inc., acquiring all of the issued and outstanding common shares of Red Back that it did not previously own. The acquisition gives the Company a strong position in West Africa, one of the world’s fastest-growing and most prospective gold regions, and the best growth profile among senior gold producers.

Former Red Back shareholders received 1.778 Kinross common shares plus 0.11 of a Kinross common share purchase warrant for each common share of Red Back. Each whole warrant is exercisable for a period of four years at an exercise price of $21.30 per Kinross common share. Outstanding options to acquire Red Back shares have been converted into fully vested replacement options to acquire Kinross common shares, adjusted by 1.778, plus an amount equal to the fair market value of 0.11 of a Kinross warrant. Red Back common shares were de-listed from the TSX after market on September 21, 2010. Kinross has appointed Lukas Lundin, former Chairman of Red Back, and Richard Clark, former CEO and President of Red Back, to the Company’s Board of Directors.

Completion of acquisition of Dvoinoye and Vodorazdelnaya

In the third quarter, Kinross received approval from the Russian government to acquire 100% ownership of Dvoinoye, classified by the government as a strategic deposit. As a result, on August 27, 2010, the Company completed its acquisition of the Dvoinoye deposit and the Vodorazdelnaya property for consideration comprised of $167 million in cash and approximately 10.56 million newly issued Kinross shares.

Completion of acquisition of Kupol East and West licences

On August 27, 2010, Kinross completed its agreement with B2Gold Corp. to acquire B2Gold’s rights to an interest in the Kupol East and West exploration licence areas adjacent to the Kupol mine site, further consolidating the Company’s interests in the area.

Completion of sale of Harry Winston shares and Diavik mine interest

On July 28, 2010, the Company completed the sale of its 15.2 million Harry Winston common shares. Net proceeds were $185.6 million and a gain of $146.4 million was realized. On August 25, 2010 the Company completed the sale of its 22.5% interest in the partnership holding Harry Winston Diamond Corporation’s 40% interest in the Diavik Diamond Mines joint venture to Harry Winston for net proceeds of $189.6 million. The final purchase price was comprised of $50 million cash, approximately 7.1 million Harry Winston common shares, valued at $69.7 million on the closing date, and a note payable in the amount of $70 million maturing 12 months from the date of closing. The transaction resulted in a gain of $95.5 million.

Outlook
The forward-looking information contained in this section is subject to the risk factors and assumptions contained in the Cautionary Statement on Forward-Looking Information located on page 10 of this news release.

p. 7 Kinross reports 2010 third quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street 17th Floor
Toronto, ON, Canada M5J 2V5

Kinross has revised its production and cost of sales forecast for full-year 2010, incorporating forecast production and cost of sales for the former Red Back mines, from closing of the Red Back transaction on September 17, 2010, until year-end. The Company is also revising its regional cost of sales forecast for Chile. The updated forecast incorporating these changes is summarized in the table below:

Region	Previous production forecast (Au eq oz)	Updated production forecast (Au eq oz)	Previous cost of sales forecast ($ per Au eq oz)	Revised cost of sales forecast ($ per Au eq oz)
USA	690,000-745,000	690,000-745,000	480-520	480-520
Russia (attributable)	495,000-525,000	495,000-525,000	340-365	340-365
Brazil	510,000-580,000	510,000-580,000	490-555	490-555
Chile	350,000-380,000	350,000-380,000	630-680	700-720
Subtotal	2.2 million	2.2 million	460-490	495-510
West Africa (attributable)		135,000-155,0006		650-6756
Total	2.2 million	2.30-2.35 million	460-490	505-520

Kinross is also revising its previous capital expenditure forecast for 2010 for its operations excluding West Africa, which is now expected to be $550 million, versus the previous forecast of $590 million, due to timing of expenditures. Capital expenditures for the West Africa operations, from closing of the Red Back transaction on September 17, 2010, until year-end, are expected to be $80 million. Total capital expenditures for all Kinross operations are expected to be $630 million.

As a result of the Red Back acquisition, Kinross has increased its 2010 exploration forecast from $102 million to $130 million. Depreciation expenses for West Africa operations are expected to be approximately $320 per gold equivalent ounce sold in the fourth quarter. The forecast for other operating costs remains in line with the previous forecast of $61 million, of which $26 million was spent through September 30, 2010.

6 See “Red Back Cost of Sales Reconciliation” on page 16 of this news release for more information.

p. 8 Kinross reports 2010 third quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street 17th Floor
Toronto, ON, Canada M5J 2V5

Conference call details

In connection with this news release, Kinross will hold a conference call and audio webcast on Thursday, November 4, 2010 at 8:00 a.m. ET to discuss the results, followed by a question-and-answer session. To access the call, please dial:

Canada & US toll-free – 1-800-319-4610
Outside of Canada & US – 1-604-638-5340

Replay (available up to 14 days after the call):

Canada & US toll-free – 1-800-319-6413; Passcode – 3310 followed by #.
Outside of Canada & US – 1-604-638-9010; Passcode – 3310 followed by #.

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on our website at www.kinross.com.

This release should be read in conjunction with Kinross’ third quarter 2010 Financial Statements and the Management’s Discussion and Analysis report at www.kinross.com.

Kinross’ unaudited third quarter 2010 statements have been filed with Canadian securities regulators (available at www.sedar.com) and furnished with the U.S. Securities and Exchange Commission (available at www.sec.gov). Kinross shareholders may obtain a copy of the statements free of charge upon request to the Company.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Canada, the United States, Brazil, Chile, Ecuador, Russia, Ghana and Mauritania, employing approximately 7,000 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and delivering future value through profitable growth opportunities.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Erwyn Naidoo
Vice-President, Investor Relations
phone: 416-365-2744
erwyn.naidoo@kinross.com

p. 9 Kinross reports 2010 third quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street 17th Floor
Toronto, ON, Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements include, without limitation, possible events, statements with respect to possible events, the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration, development and mining activities, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “envision”; “estimates”, “forecasts”, “guidance”; “targets”, “models”, “intends”, “anticipates”, or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might”, or “will be taken”, “occur” or “be achieved” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and our most recently filed Management’s Discussion and Analysis as well as: (1) there being no significant disruptions affecting the operations of the Company or any entity in which it now or hereafter directly or indirectly holds an investment, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations, expansion and acquisitions at Paracatu (including, without limitation, land acquisitions for and permitting and construction of the new tailings facility) being consistent with our current expectations; (3) development of the Phase 7 pit expansion and the heap leach project at Fort Knox continuing on a basis consistent with Kinross’ current expectations; (4) the viability, permitting and development of the Fruta del Norte deposit being consistent with Kinross’ current expectations; (5) political developments in any jurisdiction in which the Company, or any entity in which it now or hereafter directly or indirectly holds an investment, operates being consistent with its current expectations including, without limitation, the implementation of Ecuador’s new mining law and related regulations and policies, and negotiation of an exploitation contract with the government, being consistent with Kinross’ current expectations; (6) permitting, construction, development and production at Cerro Casale being consistent with the new feasibility study prepared and approved by the joint venture and the Company’s current expectations; (7) the viability, permitting and development of the Lobo-Marte project, including, without limitation, the metallurgy and processing of its ore, being consistent with our current expectations; (8) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (9) certain price assumptions for gold and silver; (10) prices for natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (11) production and cost of sales forecasts for the Company, and entities in which it now or hereafter directly or indirectly holds an investment, meeting expectations; (12) the accuracy of the current mineral reserve and mineral resource estimates of the Company and any entity in which it now or hereafter directly or indirectly holds an investment; (13) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; and (14) the development of the Dvoinoye and Vodorazdelnaya deposits being consistent with Kinross’ expectations; (15) the viability of the Tasiast and Chirano mines, and the development and expansion of the Tasiast and Chirano mines on a basis consistent with Kinross’ current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates or gold or silver lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, policies and regulations, the security of personnel and assets, and political or economic developments in Canada, the United States, Chile, Brazil, Russia, Ecuador, Mauritania, Ghana, or other countries in which Kinross, or entities in which it now or hereafter directly or indirectly holds an investment, do business or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Factors” section of our most recently filed Annual Information Form. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Key Sensitivities

Approximately 50%-60% of the Company’s costs are denominated in US dollars.
A 10% change in foreign exchange could result in an approximate $7 impact in cost of sales per ounce.7
A $10 change in the price of oil could result in an approximate $3 impact on cost of sales per ounce.
The impact on royalties of a $100 change in the gold price could result in an approximate $4 impact on cost of sales per ounce.

7 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

p. 10 Kinross reports 2010 third quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street 17th Floor
Toronto, ON, Canada M5J 2V5

Other information

Where we say “we”, “us”, “our”, the “Company”, or “Kinross” in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

p. 11 Kinross reports 2010 third quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street 17th Floor
Toronto, ON, Canada M5J 2V5

Tasiast Mineral Resource Summary
 (As of September 30, 2010)

Note : Mineral Resources are reported inclusive of Mineral Reserves. For the most recent Mineral Reserve statement for Tasiast, see the Kinross website: http://www.kinross.com/operations/operation-tasiast-mauritania.aspx.

Tasiast Resources	Tonnes (Mt)	Grade (g/t)	Contained Au (Moz)
Measured	98.76	1.36	4.33
Indicated	97.64	1.57	4.94
Measured and Indicated	196.40	1.47	9.27
Inferred	105.6	1.5	5.15

Notes

●
The above mineral resource estimates for Tasiast as at September 30, 2010 are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum’s “CIM Definition Standards - For Mineral Resources and Mineral Reserves” in accordance with the requirements of National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (the Instrument).

●	Mineral resource estimates reflect the Company’s reasonable expectation that all necessary permits and approvals will be obtained and maintained.
●	The Company’s normal data verification procedures have been used in collecting, compiling, interpreting and processing the data used to estimate mineral reserves and mineral resources.
●
Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resources are subject to infill drilling, permitting, mine planning, mining dilution and recovery losses, among other things, to be converted into mineral reserves. Due to the uncertainty associated with inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to indicated or measured mineral resources, including as a result of continued exploration.

●
The mineral resources for Tasiast are reported on the basis of mining cut-off grades that represent reasonable prospects for economic extraction.  Oxide material is amenable to dump leaching and CIL processes and is reported at a cut-off grade of 0.2 g/t.  Sulphide material is amenable to heap leaching and CIL processes and is reported at a 0.5 g/t cut-off.

●
Measured mineral resources lie in areas where drilling is available at a nominal 25 x 25 metre spacing, indicated mineral resources estimated for Tasiast occur in areas drilled at approximately 25 x 50 metre spacing and inferred mineral resources exist in areas of broader spaced drilling. In the Tasiast West Branch  inferred mineral resources are defined in areas  with nominal 100 x 100 metre drill spacing and primarily targets the greenschist material.  For the Piment mineralisation at Tasiast, the inferred mineral resources occur in areas where nominal drill spacing is 50 x 50 metres or less.

●	Gold estimation and model blocks for Tasiast were constrained within a combination of geologically and grade derived wireframes.
●
The independent mineral resource estimate reported for Tasiast was undertaken by Nic Johnson of Hellman and Schofield Pty. Ltd.  Mr. Johnson is a Member of the Australian Institute of Geoscientists with more than five years experience in the use of geostatistics for estimation of recoverable resources in gold deposits.   For the purpose of reporting under National Instrument 43-101 Mr. Johnson is regarded as a Qualified Person.

p. 12 Kinross reports 2010 third quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street 17th Floor
Toronto, ON, Canada M5J 2V5

Reconciliation of non-GAAP financial measures

The Company has included certain non-GAAP financial measures in this document. The Company believes that these measures, together with measures determined in accordance with GAAP, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with GAAP. These measures are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted net earnings and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the company believes are not reflective of the Company’s underlying performance, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and non-hedge derivative gains and losses. Management believes that these measures, which are also used internally, provide investors with the ability to better evaluate underlying performance particularly since the excluded items are typically not included in public guidance. The following table provides a reconciliation of consolidated net earnings to adjusted net earnings for the periods presented:

	GAAP to Adjusted Earnings Reconciliation
(in US$ millions)	Three months ended		Nine months ended
	September 30		September 30
	2010	2009	2010	2009
Net earnings (loss) - GAAP	$346.9	$(21.5)	$561.3	$74.3

Adjusting items:
Foreign exchange losses	9.9	35.0	11.7	86.9
Non-hedge derivatives losses - net of tax	4.0	1.5	15.4	-
Losses (gains) on sale of assets and investments - net of tax	(238.4)	1.0	(255.5)	0.3
Litigation reserve adjustment	-	(18.5)	-	(18.5)
Taxes in respect of prior years	-	4.2	-	13.3
Change in future income tax due to the change in Chile’s corporate income tax rate	(2.3)	-	(2.3)	-
Inventory fair value adjustment - net of tax	3.5	-	3.5	-
	(223.3)	23.2	(227.2)	82.0
Net earnings - Adjusted	$123.6	$1.7	$334.1	$156.3
Weighted average number of common shares outstanding - Basic	766.6	695.0	720.9	690.0
Net earnings per share - Adjusted	$0.16	$0.00	$0.46	$0.23

The following table provides a reconciliation of net earnings to adjusted net earnings for Kinross operations excluding the impact of the Red Back acquisition:

	GAAP to Adjusted Earnings Reconciliation
(in US$ millions)	Three months ended		Nine months ended
	September 30		September 30
	2010	2009	2010	2009
Net earnings - GAAP	$346.9	$(21.5)	$561.3	$74.3
Less: Net Earnings - Red Back operations	(0.9)	-	(0.9)	-
Net earnings excluding Red Back operations	346.0	$(21.5)	560.4	$74.3
Adjusting items:
Foreign exchange losses excluding Red Back operations	12.3	35.0	14.1	86.9
Non-hedge derivatives losses - net of tax	4.0	1.5	15.4	-
Losses (gains) on sale of assets and investments - net of tax	(238.4)	1.0	(255.5)	0.3
Litigation reserve adjustment	-	(18.5)	-	(18.5)
Taxes in respect of prior years	-	4.2	-	13.3
Change in future income tax due to the change in Chile’s corporate income tax rate	(2.3)	-	(2.3)	0
	(224.4)	23.2	(228.3)	82.0
Net earnings - Adjusted, excluding Red Back operations	$121.6	$1.70	$332.1	$156.3
Weighted average number of common shares outstanding - basic, excluding shares issued to acquire Red Back Mining	707.8	695.0	701.1	690.0
Net earnings loss per share - Adjusted, excluding Red Back operations	$0.17	$0.00	$0.47	$0.2

p. 13 Kinross reports 2010 third quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street 17th Floor
Toronto, ON, Canada M5J 2V5

The Company makes reference to a non-GAAP measure for adjusted operating cash flow and adjusted operating cash flow per share.  Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow, and excluding changes in working capital.  Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics.  Management believes that, by excluding these items from operating cash flow, this non-GAAP measure provides investors with the ability to better evaluate the cash flow performance of the Company.

The following table provides a reconciliation of adjusted cash flow from operations:

	GAAP to Adjusted Operating Cash Flow
(in US$ millions)	Three months ended		Nine months ended
	September 30		September 30
	2010	2009	2010	2009

Cash flow provided from operating activities - GAAP	$271.7	$141.9	$700.1	$479.1

Adjusting items:
Working capital changes:
Accounts receivable and other assets	20.3	14.6	81.5	65.0
Inventories	20.5	25.8	15.8	75.2
Accounts payable and other liabilities	(51.7)	20.7	(38.9)	25.7
	(10.9)	61.1	58.4	165.9
Adjusted operating cash flow	$260.8	$203.0	$758.5	$645.0
Weighted average number of common shares outstanding - Basic	766.6	695.0	720.9	690.0
Adjusted operating cash flow per share	$0.34	$0.29	$1.05	$0.93

The following table provides a reconciliation of adjusted cash flow from operations for Kinross operations excluding the impact of the Red Back acquisition:

	GAAP to Adjusted Operating Cash Flow
(in US$ millions)	Three months ended		Nine months ended
	September 30		September 30
	2010	2009	2010	2009

Cash flow provided from operating activities - GAAP	$271.7	$141.9	$700.1	$479.1
Add: Cash flow used in operating activities - Red Back operations	37.6	-	37.6	-
Cash flow provided from operating activities excluding Red Back operations	309.3	$141.9	737.7	$479.1

Adjusting items:
Working capital changes:
Accounts receivable and other assets, excluding Red Back operations	18.5	14.6	79.7	65.0
Inventories, excluding Red Back operations	19.5	25.8	14.8	75.2
Accounts payable and other liabilities, excluding Red Back operations	(88.6)	20.7	(75.8)	25.7
	(50.6)	61.1	18.7	165.9
Adjusted operating cash flow	$258.7	$203.00	$756.4	$645.00
Weighted average number of common shares outstanding - basic, excluding shares issued to acquire Red Back Mining	707.8	695.0	701.1	690.0
Adjusted operating cash flow per share, excluding Red Back operations	$0.37	$0.29	$1.08	$0.93

Attributable cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce cost of sales, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this measure, which is also used internally, provides investors with the ability to better evaluate Kinross’ cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

p. 14 Kinross reports 2010 third quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street 17th Floor
Toronto, ON, Canada M5J 2V5

The following table provides a reconciliation of attributable cost of sales per ounce sold on a by-product basis for the periods presented:

	Attributable Cost of Sales Per Ounce Sold on a By-Product Basis
(in US$ millions)	Three months ended		Nine months ended
	September 30		September 30
	2010	2009	2010	2009

Cost of sales	$313.8	$271.6	$881.1	$776.1
Less: portion attributable to Kupol non-controlling interest	(14.8)	(14.6)	(47.5)	(45.0)
Less: portion attributable to Chirano non-controlling interest	(0.6)	-	(0.6)	-
Less: attributable silver sales	(39.2)	(40.9)	(116.9)	(133.3)
Attributable cost of sales net of silver by-product revenue	$259.2	$216.1	$716.1	$597.8

Gold ounces sold	$578,638	560,536	$1,715,032	1,690,526
Less: portion attributable to Kupol non-controlling interest	(34,969)	(47,044)	(124,915)	(162,744)
Less: portion attributable to Chirano non-controlling interest	(645)	-	(645)	-
Attributable gold ounces sold	543,024	513,492	1,589,472	1,527,782
Attributable cost of sales per ounce sold on a by-product basis	$477	$421	$451	$391

p. 15 Kinross reports 2010 third quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street 17th Floor
Toronto, ON, Canada M5J 2V5

Red Back cost of sales per ounce reconciliation

Previously, for forecast and reporting purposes, Red Back reported cash operating costs per ounce which excluded royalties. The table below contains the cash operating costs per ounce information for the African properties calculated using the Red Back methodology. Forecasted cash operating costs per ounce on this basis exceed the previously disclosed forecast for 2010.

Full-Year Forecast – Red Back basis

	Tasiast	Chirano (100%)	Africa (100%)
	cost of sales/oz	cost of sales/oz	cost of sales/oz

First Half RBI basis8	366	593	476
Q3 RBI Basis9	538	520	526
YTD RBI Basis9	402	567	490
Updated Full Year Forecast - RBI Basis9	400 - 435	540 - 565	475 - 495
Previous Red Back Forecast8	375 - 400	485 - 525	435 - 470

All values in dollars per gold equivalent ounce

The Kinross cost of sales per ounce includes royalties, as shown in the table below:

Full-Year Forecast including Royalties – Kinross Basis

	Red Back basis	Royalties10	Kinross basis
	cost of sales/oz		cost of sales/oz

Full Year Forecast	475 - 495	70	545 - 565

All values in dollars per gold equivalent ounce

The table below presents the Kinross costs of sales per ounce forecast for the African mines for the period of September 17, 2010 to December 31, 2010. During the period, Kinross is required to record a fair value adjustment whereby Tasiast and Chirano product inventory acquired was increased to reflect fair value. The inventory fair value adjustment is an accounting adjustment required under purchase accounting.

8 Per Red Back disclosure
9 These results represent information prepared and presented in accordance with applicable Red Back disclosure controls and procedures and to Red Back’s internal control over financial reporting. The information presented above does not reflect Kinross’ purchase accounting and policies on such Red Back results.  Kinross acquired Red Back effective September 17, 2010 thus Red Back financial results are not subject to Kinross’ applicable disclosure controls and procedures and to Kinross’ internal control over financial reporting, and the Chief Executive Officer and Chief Financial Officer of the Corporation have limited the scope of their design of the Kinross disclosure controls and procedures and internal control over financial reporting so as to exclude controls, policies and procedures of the Red Back business.
10 Consists of a 5.6% royalty for Chirano and a 3.0% royalty for Tasiast. Both are calculated on gold sales revenue.

p. 16 Kinross reports 2010 third quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street 17th Floor
Toronto, ON, Canada M5J 2V5

Kinross Ownership period – September 17th to December 31, 2010

	Red Back basis	Royalties10	Kinross basis	Inventory fair	Total reported
	cost of sales/oz		cost of sales/oz	value adjustment	cost of sales/oz

Kinross Forecast	460-485	85	545-570	105	650-675

All values in dollars per gold equivalent ounce

Red Back production reconciliation

Kinross has provided the following update on production forecast previously provided by Red Back, summarized in the table below:

			Attributable		Attributable
	Production	Production	Production	Total Production	Production
	(Tasiast)	(Chirano)	(Chirano)	(Africa)	(Africa)

Red Back first half8	104,015	98,507	88,65611	202,522	192,67111

3rd Quarter9	34,207	65,247	58,72211	99,454	92,92911
Year to date Total9	138,222	163,754	147,379	301,976	285,601

4th Qtr forecast	47,000 - 57,000	76,000 - 86,000	68,400 - 77,400	132,000 - 143,000	115,400 - 134,400

Updated Full-Year Forecast9	185,000 - 195,000	240,000 - 250,000	215,000 - 225,000	425,000 - 445,000	400,000 - 420,000

Previous Red Back Forecast8	205,000 - 215,000	240,000 - 250,000		445,000 - 465,000

Kinross Ownership Period

Sept 17 - 30	8,853	12,650	11,385	21,503	20,238
4th Qtr forecast	47,000 - 57,000	76,000 - 86,000	68,400 - 77,400	132,000 - 143,000	115,400 - 134,400

Kinross 2010	56,000 - 66,000	88,500 - 98,500	79,000 - 89,000	144,500 - 164,500	135,000 - 155,000

All values in gold equivalent ounces

11 Red Back previously did not report attributable production. Attributable production for the periods not owned by Kinross has been presented here for consistency with the presentation used by Kinross.

p. 17 Kinross reports 2010 third quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street 17th Floor
Toronto, ON, Canada M5J 2V5

Review of Operations
Three months ended September 30,
	Gold equivalent ounces
	Produced		Sold		Cost of sales ($millions)		Cost of sales/oz
	2010	2009	2010	2009	2010	2009	2010	2009

Fort Knox	108,680	60,629	112,797	60,935	$56.5	$36.0	$501	$591
Round Mountain	48,477	59,375	49,892	59,007	32.3	31.2	647	529
Kettle River - Buckhorn	46,687	49,486	46,996	57,832	17.3	18.1	368	313
US Total	203,844	169,490	209,685	177,774	106.1	85.3	506	480

Kupol (100%)	159,393	214,507	164,392	217,367	57.0	60.0	347	276
Russia Total	159,393	214,507	164,392	217,367	57.0	60.0	347	276

Paracatu	129,257	85,772	134,702	84,720	68.0	64.7	505	764
Crixás	19,866	20,383	20,743	22,176	10.0	9.7	483	437
Brazil Total	149,123	106,155	155,445	106,896	78.0	74.4	502	696

La Coipa	53,471	43,662	46,747	50,127	34.1	22.7	729	453
Maricunga	28,844	57,253	31,215	56,410	27.1	29.2	868	518
Chile Total	82,315	100,915	77,962	106,537	61.2	51.9	785	487

Tasiast (1)	8,853	-	4,761	-	5.2	-	1,098	-
Chirano (100%) (1)	12,650	-	6,453	-	6.3	-	970	-
Africa Total	21,503	-	11,214	-	11.5	-	1,026	-

Operations Total	616,178	591,067	618,698	608,574	$313.8	$271.6	$507	$446
Less Kupol non- controlling interest (25%)	(39,848)	(53,627)	(41,098)	(54,342)	(14.0)	(14.6)
Less Chirano non- controlling interest (10%) (1)	(1,265)	-	(645)	-	(1.0)	-
Attributable	575,065	537,440	576,955	554,232	$298.8	$257.0	$517	$464

(1) On September 17, 2010, Kinross acquired all of the outstanding common shares of Red Back M ining Inc. that it did not already own. As this purchase is a business acquisition, with Kinross as the acquirer, results of operations of Red Back, including those of the Tasiast and Chirano mines, have been consolidated for the period from September 17, 2010 to September 30, 2010. Cost of sales includes $1.9 million and $2.4 million fair value purchase accounting adjustments for Tasiast and Chirano, respectively.

Nine months ended September 30,
	Gold equivalent ounces
	Produced		Sold		Cost of sales ($millions)		Cost of sales/oz
	2010	2009	2010	2009	2010	2009	2010	2009

Fort Knox	264,590	176,646	263,612	173,802	$145.1	$103.5	$550	$596
Round Mountain	141,033	160,873	140,872	162,905	86.5	85.8	614	527
Kettle River - Buckhorn	145,555	111,192	146,440	120,407	46.6	37.1	318	308
US Total	551,178	448,711	550,924	457,114	278.2	226.4	505	495

Kupol (100%)	539,339	705,895	576,657	743,314	184.9	187.3	321	252
Russia Total	539,339	705,895	576,657	743,314	184.9	187.3	321	252

Paracatu	364,830	245,975	375,354	249,538	198.0	177.3	528	711
Crixás	56,798	52,624	58,078	53,487	27.7	23.0	477	430
Brazil Total	421,628	298,599	433,432	303,025	225.7	200.3	521	661

La Coipa	136,310	174,384	144,098	173,685	95.9	71.1	666	409
Maricunga	123,611	173,692	124,495	173,337	84.9	91.0	682	525
Chile Total	259,921	348,076	268,593	347,022	180.8	162.1	673	467

Tasiast (1)	8,853	-	4,761	-	5.2	-	1,098	-
Chirano (100%) (1)	12,650	-	6,453	-	6.3	-	970	-
Africa Total	21,503	-	11,214	-	11.5	-	1,026	-

Operations Total	1,793,569	1,801,281	1,840,820	1,850,475	$881.1	$776.1	$479	$419
Less Kupol non- controlling interest (25%)	(134,835)	(176,474)	(144,164)	(185,828)	(47.5)	(45.0)
Less Chirano non- controlling interest (10%) (1)	(1,265)	-	(645)	-	(0.6)	-
Attributable	1,657,469	1,624,807	1,696,011	1,664,647	$833.0	$731.1	$490	$439

(1) On September 17, 2010, Kinross acquired all of the outstanding common shares of Red Back M ining Inc. that it did not already own. As this purchase is a business acquisition, with Kinross as the acquirer, results of operations of Red Back, including those of the Tasiast and Chirano mines, have been consolidated for the period from September 17, 2010 to September 30, 2010. Cost of sales includes $1.9 million and $2.4 million fair value purchase accounting adjustments for Tasiast and Chirano, respectively.

p. 18 Kinross reports 2010 third quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street 17th Floor
Toronto, ON, Canada M5J 2V5

Consolidated balance sheets

(unaudited expressed in millions of United States dollars, except share amounts)
	As at
	September 30,	December 31,
	2010	2009

Assets
Current assets
Cash, cash equivalents and short-term investments	$1,380.8	$632.4
Restricted cash	9.4	24.3
Accounts receivable and other assets	244.1	135.5
Note receivable	70.0	-
Inventories	669.1	554.4
Unrealized fair value of derivative assets	99.8	44.3
	2,473.2	1,390.9
Property, plant and equipment	6,783.6	4,989.9
Goodw ill	5,980.0	1,179.9
Long-term investments	713.1	292.2
Unrealized fair value of derivative assets	18.5	1.9
Deferred charges and other long-term assets	178.8	158.4
	$16,147.2	$8,013.2
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$463.8	$312.9
Current portion of long-term debt	62.6	177.0
Current portion of reclamation and remediation obligations	12.8	17.1
Current portion of unrealized fair value of derivative liabilities	257.3	131.0
	796.5	638.0
Long-term debt	461.6	515.2
Other long-term liabilities	523.3	543.0
Future income and mining taxes	914.1	624.6
	2,695.5	2,320.8
Non-controlling interest	184.9	132.9
Common shareholders' equity
Common share capital and common share purchase w arrants	$13,432.8	$6,448.1
Contributed surplus	251.8	169.6
Accumulated deficit	(347.3)	(838.1)
Accumulated other comprehensive loss	(70.5)	(220.1)
	13,266.8	5,559.5
Contingencies
	$16,147.2	$8,013.2
Common shares
Authorized	Unlimited	Unlimited
Issued and outstanding	1,131,032,661	696,027,270

p. 19 Kinross reports 2010 third quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street 17th Floor
Toronto, ON, Canada M5J 2V5

Consolidated statements of operations

(unaudited expressed in millions of United States dollars, except per share and share amounts)
	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2009	2010	2009

Revenue
Metal sales	$735.5	$582.3	$2,089.7	$1,713.1

Operating costs and expenses
Cost of sales (excludes accretion, depreciation, depletion and amortization)	313.8	271.6	881.1	776.1
Accretion and reclamation expense	5.2	4.7	15.6	13.9
Depreciation, depletion and amortization	116.8	109.7	358.3	337.9
	299.7	196.3	834.7	585.2
Other operating costs	12.1	18.7	26.3	34.6
Exploration and business development	34.9	22.2	80.5	48.9
General and administrative	39.6	30.8	100.9	82.0
Operating earnings	213.1	124.6	627.0	419.7
Other income (expense) - net	221.8	(35.5)	227.4	(118.5)
Earnings before taxes and other items	434.9	89.1	854.4	301.2
Income and mining taxes expense - net	(65.7)	(89.1)	(212.3)	(143.8)
Equity (gains) losses in associated companies	0.2	0.3	(3.8)	(6.4)
Non-controlling interest of subsidiaries	(22.5)	(21.8)	(77.0)	(76.7)

Net earnings (loss)	$346.9	$(21.5)	$561.3	$74.3

Earnings (loss) per share
Basic	$0.45	$(0.03)	$0.78	$0.11
Diluted	$0.44	$(0.03)	$0.76	$0.11
Weighted average number of common shares outstanding (millions)
Basic	766.6	695.0	720.9	690.0
Diluted	786.9	695.0	740.7	694.7

p. 20 Kinross reports 2010 third quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street 17th Floor
Toronto, ON, Canada M5J 2V5

Consolidated statements of cash flows
Unaudited (expressed in millions of United States dollars)
	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2009	2010	2009

Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings (loss)	$346.9	$(21.5)	$561.3	$74.3
Adjustments to reconcile net earnings (loss) to net cash provided from operating activities:
Depreciation, depletion and amortization	116.8	109.7	358.3	337.9
Accretion and reclamation expenses	5.2	4.7	15.6	13.9
Accretion of convertible debt and deferred financing costs	5.0	4.3	13.7	12.7

Gain (loss) on disposal of assets and investments - net	(238.4)	1.0	(275.4)	0.3
Equity (gains) losses in associated companies	(0.2)	(0.3)	3.8	6.4
Non-hedge derivative losses - net	3.9	1.5	17.3	-
Future income and mining taxes	(15.0)	53.3	(39.7)	25.5
Non-controlling interest	22.5	21.8	77.0	76.7
Stock-based compensation expense	8.5	6.5	24.9	20.3
Foreign exchange losses (gains) and Other	5.6	22.0	1.7	77.0
Changes in operating assets and liabilities:
Accounts receivable and other assets	(20.3)	(14.6)	(81.5)	(65.0)
Inventories	(20.5)	(25.8)	(15.8)	(75.2)
Accounts payable and other liabilities	51.7	(20.7)	38.9	(25.7)
Cash flow provided from operating activities	271.7	141.9	700.1	479.1
Investing:
Additions to property, plant and equipment	$(135.3)	$(140.5)	$(327.2)	$(343.7)
Asset purchases - net of cash acquired	495.2	-	506.0	(41.4)

Net proceeds from the sale of long-term investments and other assets	297.5	-	748.1	0.1
Net disposals (acquisitions) of long-term investments and other assets	(16.0)	3.1	(609.4)	(172.5)

Net proceeds from the sale of property, plant and equipment	2.3	-	2.9	0.3

Disposals (additions) to short-term investments	-	69.7	35.0	(1.5)
Decrease (increase) in restricted cash	15.7	(58.2)	14.9	(48.0)
Other	5.0	(12.3)	2.8	(12.4)

Cash flow (used in) provided from investing activities	664.4	(138.2)	373.1	(619.1)
Financing:
Issuance of common shares	$-	$-	$-	$396.4
Issuance of common shares on exercise of options and warrants	1.9	10.4	8.3	23.0
Proceeds from issuance of debt	-	44.4	127.5	49.8
Repayment of debt	(191.5)	(144.6)	(309.0)	(230.3)
Dividends paid to common shareholders	(35.7)	(34.6)	(70.5)	(62.4)
Dividends paid to non-controlling shareholder	(21.7)	(25.8)	(28.9)	(25.8)
Settlement of derivative instruments	(5.6)	(5.8)	(17.3)	(14.3)
Other	(0.2)	-	(0.2)	-

Cash flow provided from (used in) financing activities	(252.8)	(156.0)	(290.1)	136.4
Effect of exchange rate changes on cash	2.7	4.3	0.3	10.6
Increase (decrease) in cash and cash equivalents	686.0	(148.0)	783.4	7.0
Cash and cash equivalents, beginning of period	694.8	645.6	597.4	490.6
Cash and cash equivalents, end of period	$1,380.8	$497.6	$1,380.8	$497.6
Cash and cash equivalents, end of period	$1,380.8	$497.6	$1,380.8	$497.6
Short-term investments	$-	$36.0	$-	$36.0

Cash, cash equivalents and short-term investments	$1,380.8	$533.6	$1,380.8	$533.6

p. 21 Kinross reports 2010 third quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Operating Summary
	Mine	Period	Ownership	Ore Processed (1)	Grade	Recovery (2)	Gold Eq Production	Gold Eq Sales	Cost of Sales	COS/ oz	Cap Ex	DD&A
			(%)	(‘000 tonnes)	(g/t)	(%)	(ounces)	(ounces)	($ millions)	($/ounce)	($ millions)	($ millions)
		Q3 2010	100	7,655	0.96	82%	108,680	112,797	56.5	501	24.5	15.3
		Q2 2010	100	7,761	0.76	80%	86,270	80,999	52.0	642	16.8	8.1
	Fort Knox(3)	Q1 2010	100	3,969	0.71	80%	69,640	69,816	36.6	524	21.7	15.9
		Q4 2009	100	6,816	0.65	83%	86,614	89,244	40.2	450	36.7	14.3
		Q3 2009	100	3,091	0.80	83%	60,629	60,935	36.0	591	31.2	6.0
		Q3 2010	50	7,196	0.50	nm	48,477	49,892	32.3	647	7.3	5.6
		Q2 2010	50	7,390	0.50	nm	46,927	45,448	25.9	570	9.1	3.9
U.S.A	Round Mountain	Q1 2010	50	7,932	0.53	nm	45,629	45,532	28.3	622	7.0	4.7
		Q4 2009	50	6,748	0.65	nm	53,043	52,564	25.6	487	7.2	(3.9)
		Q3 2009	50	7,792	0.53	nm	59,375	59,007	31.2	529	8.2	6.4
		Q3 2010	100	114	13.39	87%	46,687	46,996	17.3	368	1.5	22.7
		Q2 2010	100	99	18.20	91%	50,463	53,364	16.4	307	2.8	23.9
		Q1 2010	100	92	19.58	91%	48,405	46,080	12.9	280	2.0	21.1
	Kettle River	Q4 2009	100	97	20.73	92%	62,363	62,065	16.5	266	6.1	23.0
		Q3 2009	100	82	19.57	95%	49,486	57,832	18.1	313	8.3	19.5
		Q3 2010	75	269	16.55	94%	159,393	164,392	57.0	347	12.9	35.2
		Q2 2010	75	290	18.55	94%	187,025	205,670	63.1	307	2.9	42.9
	Kupol - 100%	Q1 2010	75	283	20.20	95%	192,921	206,595	64.8	314	8.4	43.8
		Q4 2009	75	279	21.50	93%	219,612	200,234	58.2	291	10.5	41.9
Russia		Q3 2009	75	293	20.93	95%	214,507	217,367	60.0	276	12.3	48.2
		Q3 2010	75	269	16.55	94%	119,545	123,294	42.2	342	9.7	26.4
		Q2 2010	75	290	18.55	94%	140,268	154,252	47.0	305	2.0	35.7
	Kupol (5) (6)	Q1 2010	75	283	20.20	95%	144,691	154,946	48.7	314	6.3	36.4
		Q4 2009	75	279	21.50	93%	164,709	150,176	43.3	288	7.9	38.8
		Q3 2009	75	293	20.93	95%	160,880	163,025	44.6	278	9.2	36.2
		Q3 2010	100	11,144	0.45	79%	129,257	134,702	68.0	505	42.2	18.4
		Q2 2010	100	10,179	0.45	79%	118,101	119,531	62.7	525	47.6	16.8
	Paracatu	Q1 2010	100	10,110	0.46	76%	117,472	121,121	67.3	556	8.8	15.8
		Q4 2009	100	10,401	0.44	74%	108,421	98,126	63.6	648	39.3	9.5
Brazil		Q3 2009	100	11,087	0.37	68%	85,772	84,720	64.7	764	49.7	10.5
		Q3 2010	50	296	4.51	93%	19,866	20,743	10.0	482	5.9	5.0
		Q2 2010	50	288	4.26	92%	18,076	16,751	8.8	525	4.6	3.4
	Crixás	Q1 2010	50	276	4.44	95%	18,856	20,584	8.9	432	6.2	3.9
		Q4 2009	50	254	5.74	90%	22,030	21,686	8.0	369	4.8	2.9
		Q3 2009	50	303	4.56	92%	20,383	22,176	9.7	437	7.5	2.6
		Q3 2010	100	1,124	1.29	79%	53,471	46,747	34.1	729	4.9	7.9
		Q2 2010	100	998	1.00	80%	35,175	38,663	31.8	822	5.6	8.6
	La Coipa (4)	Q1 2010	100	1,231	1.08	78%	47,664	58,688	30.0	511	6.5	17.9
		Q4 2009	100	1,262	1.17	80%	56,785	48,979	26.5	541	6.6	14.3
		Q3 2009	100	903	1.16	84%	43,662	50,127	22.7	453	4.6	11.6
Chile		Q3 2010	100	3,302	0.71	nm	28,844	31,215	27.1	868	17.7	3.4
		Q2 2010	100	3,118	0.77	nm	42,990	42,950	29.2	680	12.5	3.9
	Maricunga	Q1 2010	100	3,604	0.81	nm	51,777	50,330	28.6	568	12.5	4.2
		Q4 2009	100	4,068	0.76	nm	59,893	63,703	32.4	509	13.6	6.2
		Q3 2009	100	3,885	0.90	nm	57,253	56,410	29.2	518	8.0	4.0
	Tasiast (7)	Q3 2010	100	117	2.51	94%	8,853	4,761	5.2	1,098	3.4	0.5
Africa	Chirano - 100% (7)	Q3 2010	90	212	2.07	90%	12,650	6,453	6.3	970	0.1	1.7
	Chirano (7) (8)	Q3 2010	90	212	2.07	90%	11,385	5,808	5.7	970	-	1.5

p. 22 Kinross reports 2010 third quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

(1)	Ore processed is to 100%, production and costs are to Kinross’ account.

(2)
Due to the nature of heap leach operations at Round Mountain and M aricunga, recovery rates cannot be accurately measured on a quarterly basis. Fort Knox recovery represents mill recovery only and excludes the heap leach.

(3)
Includes 4,442,000 tonnes placed on the heap leach pad during the third quarter of 2010 and 9,523,000 for the first nine months of 2010. Grade and recovery represent mill processing only. Ore placed on the heap leach pad had an average grade of 0.27 grams per tonne for the third quarter of 2010 and 0.30 grams per tonne for the first nine months of 2010.

(4)	La Coipa silver grade and recovery were as follows: Q3 (2010) 48.84g/t, 57%; Q2 (2010) 37.56g/t, 59%; Q1(2010) 38.15g/t, 62%; Q4 (2009) 35.80g/t, 66%; Q3 (2009) 52.76 g/t, 57%.

(5)	Kupol silver grade and recovery were as follows: Q3 (2010) 202.27g/t, 85%; Q2 (2010) 209.73g/t, 83%; Q1(2010) 241.99g/t, 83%; Q4 (2009) 247.21g/t, 83%; Q3 (2009) 235.64g/t, 84%.

(6)	Includes Kinross’ share of Kupol at 75%.

(7)
On September 17, 2010, Kinross acquired all of the outstanding common shares of Red Back Mining Inc. that it did not already own. As this purchase is a business acquisition, with Kinross as the acquirer and Red Back as the acquiree, results of operations of Red Back, including those of the Tasiast and Chirano mines, have been consolidated with those of Kinross commencing on the acquisition date. Therefore, only 13 days of operating activity are reflected in Kinross’ operating results as of September 30, 2010.

(8)	Includes Kinross’ share of Chirano at 90%.

p. 23 Kinross reports 2010 third quarter results	www.kinross.com